VIA EDGAR

January 4, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Michael Fay

  Daniel Gordon

  Ada Sarmento

  Suzanne Hayes

Re:	CinCor Pharma, Inc.
Registration Statement on Form S-1 (File No. 333-261738)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of CinCor Pharma, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on January 6, 2022, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that approximately 1,500 copies of the Preliminary Prospectus included in the above-named Registration Statement, as amended, were distributed during the period from January 3, 2022 through the date hereof, to prospective underwriters, institutions, dealers and others.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Acting severally on behalf of themselves and the several underwriters,

By:	Morgan Stanley & Co. LLC

By:	/s/ Kalli Dircks
Name: Kalli Dircks
Title: Managing Director

By:	Jefferies LLC

By:	/s/ Charles Glazer
Name: Charles Glazer
Title: Managing Director

By:	Evercore Group L.L.C.

By:	/s/ Ed Baxter
Name: Ed Baxter Title: Senior Managing Partner